SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓                        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding completion of capital injection and investor introduction of Sinopec Marketing Co., Ltd., made by China Petroleum & Chemical Corporation (the “Registrant”) on September 12, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

DISCLOSEABLE TRANSACTION
COMPLETION OF CAPITAL INJECTION AND INVESTOR INTRODUCTION OF SINOPEC MARKETING CO., LTD.

The Board of Directors and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

On 12 September 2014, Marketing Co. (currently a wholly-owned subsidiary of the Company) entered into the Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which the Investors will subscribe for 29.99% shareholding interest in Marketing Co. for an aggregate amount of RMB107.094 billion (including amount in U.S. dollar equivalent). Upon completion of the Capital Injection, (i) the registered capital of Marketing Co. will increase from RMB20 billion to RMB28.567 billion; and (ii) Marketing Co. will be 70.01% held by Sinopec Corp. and 29.99% held by the Investors in aggregate. The financial statements of Marketing Co. will continue to be consolidated into the financial statements of Sinopec Corp.

Upon completion of the Capital Injection, the equity interest held by the Company in Marketing Co. will change from 100% to 70.01% which constitutes a deemed disposal under Rule 14.29 of the Listing Rules. As one or more of the applicable percentage ratios calculated according to Rule 14.07 of the Listing Rules in respect of the Capital Injection exceed 5% but are below 25%, the entry of the Capital Injection Agreement constitutes a discloseable transaction for the Company and is subject to the reporting and announcement requirements under the Listing Rules.

I.	OVERVIEW OF THE CAPITAL INJECTION

(1)	Basic information about the Capital Injection

Marketing Co., a wholly-owned subsidiary of Sinopec Corp., has entered into the Capital Injection Agreement with 25 domestic and foreign investors (each an “Investor” or collectively the “Investors”) on 12 September 2014, pursuant to which Investors will subscribe for 29.99% shareholding interest in Marketing Co. for an aggregate amount of RMB107.094 billion in cash (including amount in U.S. dollar equivalent). Sinopec Corp. has waived its pre-emptive right for the Capital Injection. After completion of the Capital Injection, Sinopec Corp. will hold 70.01% shareholding interest in Marking Co. and all Investors will hold in aggregate 29.99% shareholding interest in Marketing Co.. The registered capital of Marketing Co. will be increased from RMB20 billion to RMB28.567 billion.

(2)	Review and approval for the Capital Injection

At the 14th Meeting of the Fifth Session of the Board convened on 19 February 2014 by Sinopec Corp., the “Proposal to Start the Restructuring of Sinopec’s Marketing Segment and to Introduce Social and Private Capital to Realize Diversified Ownership of the Segment” was reviewed and approved. It was agreed that Marketing Co. would increase share capital by introducing social and private capital to realize mixed ownership operation, and the Chairman of the Board was authorized to determine the investors, shareholding ratios, terms and conditions of capital injection subject to a maximum shareholding of social and private capital not exceeding 30%, to organize and implement the proposal and complete the relevant procedures. For details, please refer to the “Announcement on the Resolutions of the 14th Meeting of the Fifth Session Board of China Petroleum and Chemical Corporation” disclosed by Sinopec Corp. on the website of the Hong Kong Stock Exchange on 19 February 2014.

(3)	Approval procedures to be performed for the Capital Injection

After the relevant agreement for the Capital Injection has been signed, Marketing Co. shall for purpose of the Capital Injection obtain approval from the Ministry of Commerce.

II.	BASIC INFORMATION OF INVESTORS AND THEIR SUBSCRIPTION FOR THE CAPITAL INJECTION

According to the relevant information and representations provided by each of the Investors (each of the Investors has warranted the authenticity, accuracy and completeness of such information), the basic information of each of the Investors is set out below:

(1)	Basic Information of each of the Investors

1.	Beijing Longhui Investment Management Ltd. (北京隆徽投資管理有限公司)

Beijing Longhui Investment Management Ltd. (hereinafter “Longhui Investment”) is a limited liability company established in accordance with the laws of the PRC, with its registered address and principal place of business both located at 28th Floor, office tower, Pangu Plaza, Courtyard 27, North Fourth Ring Middle Road, Chaoyang District, Beijing. Its legal representative is Zhang Yihe (張一鶴) and the registered capital is RMB10 million. The principal business is investment management and investment consultancy.

Longhui Investment’s sole shareholder is Sanzhou Longhui Industrial Co., Ltd. (三洲隆徽實業有限公司), and its actual controller is Chu Xiaohan (儲小晗), a natural person. Total assets of Sanzhou Longhui Industrial Co., Ltd. in 2013 were approximately RMB5.7 billion, its net asset value was approximately RMB2.8 billion, operating income in 2013 was approximately RMB3.2 billion and net profit was approximately RMB467 million.

2.	Bohai Harvest RST (Shanghai) Equity Investment Fund L.P. (LLP Company) (渤海華美(上海)股權投資基金合夥企業(有限合夥))

Bohai Harvest RST (Shanghai) Equity Investment Fund Management L.P. (LLP Company) (hereinafter “Bohai Harvest RST”) is a limited partnership established specifically for the purpose of the Capital Injection in accordance with the laws of the PRC, with its registered address at China (Shanghai) Pilot Free Trade Zone and principal place of business at Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing. The principal business is equity investment.

Bohai Harvest RST (Shanghai) Equity Investment Management Co., Ltd. (渤海華美 (上海)股權投資金管理有限公司, hereinafter “Bohai Harvest Management”) is the executive partner of Bohai Harvest RST. Bohai Harvest Management is a company established and controlled by Bohai Industrial Investment Fund Management Co., Ltd. (渤海產業投資基金管理有限公司, hereinafter “Bohai Industrial”), a company controlled by Bank of China Limited, to focus on mergers and acquisitions, and investment in and reforms of state-owned enterprise. As of the end of 2013, Bohai Industrial recorded total assets of RMB 263 million and net assets of RMB236 million. Bohai Industrial is currently entrusted to manage Bohai Industrial Investment Fund which is a RMB-denominated industrial investment fund approved to be established by the State Council with the permit from the National Development and Reform Commission of the PRC. The total fund size is RMB20 billion. Major investors of Bohai Harvest RST include Bohai Harvest RST (Shanghai) Equity Investment Management Co., Ltd. (渤海華美(上海)股權投資管理有限公司), Ningde Amperex Technology Ltd. (寧德時代新能源科技有限公司), China Everbright Bank Co., Ltd. (中國光大銀行股份有限公司), China Southern Capital Management Co., Ltd. (南方資本管理有限公司), Prime Mont Capital Co., Ltd. (鼎峰資本管理有限公 司) and Qingdao Jiahao Investment Enterprise (青島嘉豪投資企業), etc. According to the description by Bohai Harvest RST, Bohai Harvest RST will introduce other investors subsequently according to the actual situation of the Capital Injection.

3.	CICC Evergreen Fund, L.P.

CICC Evergreen Fund, L.P. (hereinafter “CEF”) is a limited partnership established specifically for the purpose of the Capital Injection in accordance with the laws of the Cayman Islands. Its registered address and principal place of business is located at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. Its principal business is equity investment.

CEF’s general partner is CICC Evergreen Fund GP, Ltd, which is controlled by CICC Investment Group Company Limited. As of the end of 2013, the total assets of CICC Investment Group Company Limited in the unaudited consolidated statements were US$64,550,718, and net assets were US$38,885,111. The operating income for the year 2013 was US$17,541,879 and net profit was US$11,347,339.

Besides CICC Evergreen Fund GP, Ltd, investors of CEF also include Graceful Field Worldwide Limited which is controlled by China Renaissance Capital Investment Inc, Star Measures Investments, LLC which is controlled by Richard Merkin, Legacy Harmony Investment Partnership, L.P. which is controlled by Legacy Harmony GP, L.P., Legacy Capital, L.P. which is controlled by Legacy Capital GP, L.P., LCI II, LLC which is controlled by Legacy Capital Group LLC and Spot On Services Limited which is jointly controlled by Hu Fa Kuang/ Hu Young Sai Cheung/ Hu Shao Ming, Herman/ Hu Liang Ming, Raymond.

4.	Cinda Sino-Rock International Energy Company Limited (信達漢石國際能源 有限公司)

Cinda Sino-Rock International Energy Company Limited (hereinafter “Cinda Sino-Rock Energy”) is a limited liability company established specifically for the purpose of the Capital Injection in accordance with the laws of BVI with its place of registration in BVI and principal place of business at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its legal representative is Zhang Kai (章凱), registered capital amounts to US$50,000, and its principal business is investment.

Cinda Sino-Rock Energy is wholly-owned by Cinda Sino-Rock Investment (Cayman) Limited Partnership (信達漢石投資(開曼)有限合夥企業, hereinafter “Cinda Sino-Rock Investment”), which is controlled by China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司, hereinafter “China Cinda”). Cinda Sino-Rock Investment (Cayman) Limited (信達漢石投資(開曼)有限公司) and Innotek Resources Limited, both controlled by China Cinda, are general partner and limited partner of Cinda Sino-Rock Investment, respectively. As of 30 June 2014, total assets of China Cinda were approximately RMB482.2 billion and net assets were approximately RMB90.8 billion; and its operating income and net profit for the first half of 2014 were approximately RMB25.8 billion and RMB5.4 billion, respectively.

5.	Concerto Company Ltd

Concerto Company Ltd (hereinafter “Concerto”) is a limited liability company established specifically for the purpose of the Capital Injection in accordance with the laws of the Cayman Islands with its principal place of business at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Its registered capital is US$50,000 and its principal business is investment.

Concerto is wholly-owned by HOPU SPM Special Fund L.P, which is actually controlled by HOPU Fund Holding Company Limited (hereinafter “HOPU Investment”). HOPU Investment, the de faco controller of Concerto, is a leading private equity fund in China. The total amount of managed assets amounts to US$3 billion. The three general partners of HOPU Investment are Mr. Fang Fenglei (方風雷), Mr. Bi Mingjian (畢明建) and Mr. Liu Dexian (劉德賢). Besides HOPU Investment, investors of HOPU SPM Special Fund L.P. also include HOPU USD Master Fund II, L.P. which is actually controlled by HOPU Investment, Ontario Teachers’ Pension Plan, BOCI Financial Products Ltd (中銀國際金融產品有限公司) which is actually controlled by BOC International, and Unique Glory Investment Ltd. which is actually controlled by BOCI Infrastructure Fund (中銀國際基建基金).

6.	Foreland Agents Limited

Foreland Agents Limited (hereinafter “FAL”), a limited company established specifically for the purpose of the Capital Injection in accordance with the laws of the BVI. Its registered address is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal place of business is at 35th Floor, The Center, 99 Queen’s Road Central, Hong Kong. Its legal representative is Li Huagang (李華剛), the registered capital is US$50,000 and its principal business is investment.

The de facto controller and sole shareholder of FAL is Haier Electronics Group Co., Ltd. (海爾電器集團有限公司), a company listed in Hong Kong. As of the end of 2013, total assets of Haier Electronics Group Co., Ltd. were RMB 21.881 billion, net assets were RMB8.058 billion; the operating income of 2013 was RMB62.263 billion and net profit was RMB2.09 billion.

7.	ICBC Credit Suisse Investment Management Co., Ltd. (工銀瑞信投資管理 有限公司)

ICBC Credit Suisse Investment Management Co., Ltd. is limited liability company established in accordance with the laws of the PRC. Its registered address is located at Ground Level, Kuizhao Road No. 443, Hongkou District, Shanghai and the principal place of business is located at level 7, Bank of Beijing Building, 17C Financial Street, Xicheng District, Beijing. Its legal representative is Ku Sanqi (庫三七) and the registered capital is RMB50 million. The principal business is to provide asset management services for specific customers and conduct other businesses as approved by China Securities Regulatory Commission. ICBC Credit Suisse Investment Management Co., Ltd. was established in 2012, with a size of managed assets of nearly RMB40 billion at the end of 2013. Up to now, the size of managed assets exceeds RMB130 billion.

ICBC Credit Suisse Investment Management Co., Ltd. is a wholly-owned subsidiary of ICBC Credit Suisse Asset Management Co., Ltd. (工銀瑞信基金管理有限公司) which is controlled by Industrial and Commercial Bank of China Limited. At the end of 2013, ICBC Credit Suisse Asset Management Co., Ltd. managed a total of 42 public funds and over 160 annuities and special account portfolios, with the total size of assets under management amounting to over RMB230 billion. Total assets were RMB1.342 billion and net assets were RMB1.011 billion. It generated an annual net profit of RMB318 million.

8.	Huaxia Solar Development Limited

Huaxia Solar Development Limited is a limited company established in accordance with the laws of the BVI with registered capital of US$1. Its legal representative is Cui Qiang (崔強) and its de facto controller is China Asset Management Co., Ltd. (華夏基金管理有限公司, hereinafter “China AMC”). China AMC is an indirect holder of 100% equity interest in Huaxia Solar Development Limited.

As of 31 December 2013, the total size of assets managed by China AMC amounted to RMB333.374 billion, in which there were 44 public funds. As at 31 December 2013, total assets of China AMC amounted to RMB4.33 billion, net assets were RMB3.43 billion, operation income was RMB3.05 billion and net profit was RMB970 million in 2013.

9.	HuaXia SSF1 Investors Limited

HuaXia SSF1 Investors Limited is a limited company established in accordance with the laws of the BVI with registered capital of US$1. Its legal representative is Cui Qiang (崔強) and its de facto controller is China Asset Management Co., Ltd. (華夏基金管理有限公司, hereinafter “China AMC”). China AMC is an indirect holder of 100% equity interest in HuaXia SSF1 Investors Limited. Major financial indicators of China AMC for the past year are set out in the above description on the basic information of Huaxia Solar Development Limited.

10.	Harvest Fund Management Co., Ltd. (嘉實基金管理有限公司)

Harvest Fund Management Co., Ltd. will subscribe for the Capital Injection of Marketing Co. on behalf of Harvest Yuanhe Direct Investment Closed-end Mixed Sponsored Equity Fund (嘉實元和直投封閉混合型發起式證券投資基金). Harvest Fund Management Co., Ltd. is qualified for raising and management of equity fund, acting as investment managers for the national social security fund and annuities for enterprises, conducting overseas securities investment management business for fund companies and asset management business for specific customers for fund companies. As of 30 June 2014, the size of assets under the management of Harvest Fund Management Co., Ltd. exceeded RMB360 billion.

11.	Harvest Capital Management Co., Ltd. (嘉實資本管理有限公司)

Harvest Capital Management Co., Ltd. will subscribe for the Capital Injection of Marketing Co. on behalf of Harvest Yuanhe Asset Management Plan 1 (嘉實元和資 產管理計劃1號), Harvest Yuanhe Asset Management Plan 2 (嘉實元和資產管理計 劃2號), Harvest Yuanhe Asset Management Plan 3 (嘉實元和資產管理計劃3號) and other asset management plans for specific customers. Harvest Capital Management Co., Ltd. is the controlling subsidiary of Harvest Fund Management Co., Ltd (嘉實基金管理有限公司).

12.	Kingsbridge Asset Holding Ltd.

Kingsbridge Asset Holding Ltd. (hereinafter “Kingsbridge”) is a limited company registered in accordance with the laws of the BVI, and a wholly-owned subsidiary under the private equity fund RRJ Capital Master Fund II (hereinafter “RRJ Fund II”). RRJ Capital focuses on investment opportunities in pan-Asian regions, particularly in China. Current size of assets under management amounts to US$5.9 billion, of which the size of the fund of the second stage (i.e. RRJ Fund II) amounts to US$3.6 billion. The executive partner of RRJ Capital is Ong Tiong Sin (“Richard Ong”) and Ong Tiong Boon (“Charles Ong”).

RRJ Fund II recorded a net profit (including realized and unrealized return on investment) of US$212.7 million for 2013. As of 31 December 2013, total assets were US$1.12 billion and net assets were US$896 million.

13.	New Promise Enterprises Limited

New Promise Enterprises Limited (hereinafter “NPEL”) is a limited company established in accordance with the laws of BVI, with its registered address at P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and principal place of business at Room 409, 4th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong. Its legal representative is Lu Bo (路博) and the registered capital is US$50,000. Its principal business is investment.

The shares of NPEL are divided into voting shares and non-voting shares. The voting shares are held indirectly by Haixia Capital Management Co., Ltd. (海峽匯富產業投 資基金管理有限公司) hereinafter “Haixia Capital”), while the non-voting shares are indirectly held by members of Haier Group (海爾集團公司). The de facto controller of Haixia Capital is the State Development & Investment Corporation (國家開發投資公司) under the SASAC of the State Council. Haixia Capital, which maintains the management control of NPEL, is a professional investment company as approved by the National Development and Reform Commission of the PRC and it is mainly engaged in industrial investment fund management. As of 31 July 2014, a total of 14 funds have been established with total size of the assets under management amounted to RMB16.4 billion.

14.	Pingtao (Hong Kong) Limited

Pingtao (Hong Kong) Limited (hereinafter “Pingtao”) is a limited company established specifically for the purpose of the Capital Injection in accordance with the Companies Ordinance of Hong Kong. Its registered address and principal place of business are Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. Its authorized representative is Qin Xuetang (秦學棠), a Director of the Company, and its registered capital is HK$1. Its principal business is investment holding.

The de facto controller of Pingtao is Fosun International Limited (復星國際有限公 司), a Hong Kong listed company. As of the end of 2013, total assets of Fosun International Limited were RMB183.124 billion and its net assets were RMB61.3 billion. Its revenue in 2013 was RMB51.017 billion and net profit was RMB7.853 billion. Besides Fosun International Limited, the investors of Pingtao also include HAN GAO Limited (瀚高有限公司) which is controlled by China Development Bank Capital Corporation Ltd (國開金融有限責任公司), Hamilton Lane Co-Investment Fund III Holdings LP which is controlled by Hamilton Lane Co-Investment GP III LLC, HL NPS Co-Investment Fund LP which is controlled by HL NPS Co-Investment GP LLC, Hamilton Lane Investors LP, solely in respect of its Series VR-P, which is controlled by Hamilton Lane Investors GP LLC, and HL International Investors LP, (solely on behalf of Series J, HL International Investors LP, solely on behalf of Series K and HL International Investors LP, solely on behalf of Series L) which are controlled by HL International Investors GP LLC, and China Yu Fu Payment Group Company Limited (中國裕福支付集團有限公司) which is controlled by Mr. Zheng Junhao (鄭俊豪)。

15.	Qingdao Goldstone Zhixin Investment Centre (Limited Partnership) (青島 金石智信投資中心(有限合夥))

Qingdao Goldstone Zhixin Investment Centre (Limited Partnership) (hereinafter “Goldstone Zhixin”) is a limited partnership established specifically for the purpose of the Capital Injection in accordance with the laws of the PRC with its registered address at 2001, Building 1, Qingdao International Financial Plaza, 222 Shenzhen Road, Laoshan District, Qingdao, and its principal place of business at 20/F, Building 1, Qingdao International Financial Plaza, 222 Shenzhen Road, Laoshan District, Qingdao. Its authorized representative of the managing partner is Xu Yijie (徐憶婕) and the current registered capital is RMB501 million. Its principal business is investment consultancy, investment management and external investment with proprietary funds.

The managing partner of Goldstone Zhixin is Qingdao Goldstone Runhui Investment Management Co., Ltd. (青島金石潤匯投資管理有限公司). As of 31 December 2013, total assets of Qingdao Goldstone Runhui Investment Management Co., Ltd. were RMB75.0585 million, net assets were RMB27.4126 million, operating income was RMB41.9041 million and net profit was RMB17.3128 million.

As of the date of this announcement, in addition to Qingdao Goldstone Runhui Investment Management Co., Ltd. (青島金石潤匯投資管理有限公司), Goldstone Zhixin’s investors also include Goldstone Investment Limited (金石投資有限公司), a company controlled by CITIC Securities Co., Ltd. (中信証劵股份有限公司) According to Goldstone Zhixin, it intends to add other investors for the purpose of the Capital Injection. The proposed newly added investors include AirMedia Group Inc. (航美傳媒集團有限公司) controlled by Guo Man (郭曼), a natural person, Beijing TransWiseway Information Technology Co., Ltd. (北京中交興路信息科技有 限公司) controlled by Xia Shudong (夏曙東), a natural person, Zhejiang Haining Jiahui Investment Partnership (Limited Partnership) (浙江海寧嘉慧投資合夥企業(有 限合夥)) controlled by Zhejiang Haode Jiahui Investment Management Co., Ltd. (浙 江昊德嘉慧投資管理有限公司), Tibet Shannan Tianshi Investment Partnership (Limited Partnership) (西藏山南天時投資合夥企業(有限合夥)) controlled by Tao Lingping (陶靈萍), a natural person and Wu Hongxin (吳紅心), a natural person.

16.	Qianhai Golden Bridge Fund I LP

Qianhai Golden Bridge Fund I LP (hereinafter “Qianhai”) is a limited partnership established specifically for the purpose of the Capital Injection in accordance with the laws of the Cayman Islands with its principal place of business at 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands. Its principal place of business is to conduct all non-public businesses as permitted by the laws of the Cayman Islands. Qianhai’s general partner is QIAN HAI GOLDEN BRIDGE MANAGEMENT LTD, an entity controlled by CICC Qian Hai Development (Shenzhen) Fund Management Co., Ltd. (中金前海發展 (深圳) 基金管理有限公司). CICC Qian Hai Development (Shenzhen) Fund Management Co., Ltd. is a fund management company with independent decisions and operations established in the Qianhai Special Administrative Zone of Shenzhen. Its shareholders are China International Capital Corporation Limited (中國國際金融有限公司) and Shenzhen Qianhai Financial Holdings Co., Ltd. (深圳市前海金融控股有限公司).

CICC Qian Hai Development (Shenzhen) Fund Management Co., Ltd., the de facto controller of Qianhai, is principally engaged in, among other things, the fiduciary management of equity investment funds, with current size of assets under management exceeding RMB10 billion.

17.	Shenzhen PICC Tencent Munsun Energy Investment Fund L.P. (LLP Company) (深圳市人保騰訊麥盛能源投資基金企業(有限合夥))

Shenzhen PICC Tencent Munsun Energy Investment Fund L.P. (LLP Company) (hereinafter “PICC Tencent Munsun Energy Fund”), is a limited partnership established under the laws of the PRC with its registered address at Room 201, Block A, 1 Qianwan First Road, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen, settled in Shenzhen Qianhai Commerce Secretaries Limited, and its principal place of business is at Units 53A and 53C, 53th Floor, NEO, Chegongmiao, Futian, Shenzhen. Its authorized representative of the managing partner is Mr. Li Xianghong (李向鴻). Its business scope includes equity investment, project investment, investment management, fiduciary asset management, investment consultancy, corporate investment consultancy, corporate management consultancy, economic information consultation, domestic trade (other than projects required to be approved before registration according to the laws, administrative regulations and the decisions of the State Council).

PICC Tencent Munsun Energy Fund’s general partner is Shenzhen Baotengsheng Fund Management Co., Ltd. (深圳市保騰盛基金管理有限公司), which is currently 100% held by Shenzhen Munsun Asset Management Co., Ltd. In addition to Shenzhen Baotengsheng Fund Management Co., Ltd., investors of PICC Tencent Munsun Energy Fund also include PICC Asset Management Company Limited (中國人保資產管理股份有限公司), Tencent Technology (Shenzhen) Company Limited (騰訊科技(深圳)有限公司) controlled by Tencent Holdings Limited (騰訊控 股有限公司) (a company listed in Hong Kong) and Shenzhen Munsun Asset Management Ltd. (深圳市麥盛資產管理有限公司) which is controlled by Li Xianghong (李向鴻). Tencent Technology (Shenzhen) Company Limited has entered into an equity transfer agreement with Shenzhen Munsun Asset Management Ltd., pursuant to which 24.5% equity interest of Shenzhen Baotengsheng Fund Management Co., Ltd. will be transferred from Shenzhen Munsun Asset Management Ltd. to Tencent Technology (Shenzhen) Company Limited. The change of registration procedure is being processed.

Shenzhen Munsun Asset Management Ltd. is a private equity fund manager registered under the China Securities Investment Fund Association, and its de facto controller is Mr. Li Xianghong (李向鴻). As of the end of 2013, the total assets of Shenzhen Munsun Asset Management Ltd. were RMB33.3142 million, net assets were RMB24.6601 million, total revenue was RMB8.3926 million and net profit was RMB1.9758 million.

18.	Sino Life Insurance Co., Ltd. (生命人壽保險股份有限公司)

Sino Life Insurance Co., Ltd. (hereinafter “Sino Life”) is a joint-stock company with limited liability established under the laws of the PRC with its principal place of business at 32nd floor, Tower A, Rongchao Tower, 6003 Yitian Road, Futian District, Shenzhen, Guangdong Province. Its legal representative is Fang Li (方力) and its registered capital is RMB11.752 billion. Its business scope includes the provision of products and services of personal accident insurance, personal term life insurance, personal endowment insurance, personal annuity insurance, short-term personal health insurance, long-term personal health insurance, group accident insurance, group term life insurance, group lifetime insurance, group annuity insurance, short-term group health insurance, long-term group health insurance and other life insurance business approved by the CIRC. The de facto controllers of Sino Life are Zhang Jun (張峻), Zhang Fengyuan (張逢源), Chen Xiaobing (陳小兵), Zhang Zhongyao (張仲耀) and Wang Xiangyang (王向陽).

Sino Life currently owns a total of 35 branches, more than 1,000 affiliated agencies and service outlets. As of the end of 2013, total assets of Sino Life were RMB195.9 billion, total premium income in 2013 was approximately RMB71 billion and net profit was approximately RMB5.4 billion.

19.	Tianjin Jiaxing Commercial Investment Center (Limited Partnership) (天津佳興商業投資中心(有限合夥))

Tianjin Jiaxing Commercial Investment Center (Limited Partnership) (hereinafter “Tianjin Jiaxing”) is a limited partnership established specifically for the purpose of the Capital Injection in accordance with the laws of the PRC, with its registered address and principal place of business at Room 102-9, G/F, Science Building, Block 3, Crown Plaza, 55 Zhongxin Avenue, Tianjin Airport Economic Area. Its principal business is making investments in commercial and retail industry as well as the provision of investment consultancy service.

The general partner of Tianjin Jiaxing is CICC Jiameng (Tianjin) Equity Investment Fund Management Co., Ltd. (中金佳盟(天津)股權投資基金管理有限公司), which is actually controlled by CICC Jia Cheng Investment Management Co. Ltd. (中金佳成 投資管理有限公司, hereinafter “CICC Jia Cheng”). As of the end of 2013, according to the audited consolidated financial statements of CICC Jia Cheng, its total assets were RMB601 million, total net assets were RMB529 million, consolidated operating revenue for the year 2013 was RMB183 million, net profit was RMB84.9393 million, and the size of assets managed by CICC Jia Cheng and its affiliates amounted to RMB8.269 billion and US$1.095 billion.

In addition to CICC Jiameng (Tianjin) Equity Investment Fund Management Co., Ltd. (中金佳盟(天津)股權投資基金管理有限公司), Tianjin Jiaxing’s investors also include CNIGC Investment Management Co., Ltd. (中兵投資管理有限責任公司) which is controlled by China North Industries Group Corporation (中國兵器工業集 團公司), Baolide Holdings Group Co., Ltd. (寶利德控股集團有限公司) which is controlled by a natural person named Yu Haijun (余海軍), Tianjin Jia Hong Commercial Investment Center, L.P. (天津佳泓商業投資中心(有限合夥)) which is controlled by CICC Jia Cheng, Qingdao Mi Sha Venture Investment Co., Ltd. (青島 密莎投資創業有限公司) which is controlled by a natural person Zhao Haiyue (趙海月) and Tendyron Technology Co., Ltd. (天地融科技股份有限公司) which is controlled by a natural person Li Dongsheng (李東聲).

20.	ENN Energy China Investment Limited (新奧能源中國投資有限公司)

ENN Energy China Investment Limited (hereinafter “ENN Energy”) is a limited company established in accordance with the Companies Ordinance of Hong Kong with its principal place of business at Rooms 3101-04, 31/F, Lippo Centre Tower 1, 89 Queensway, Hong Kong. It has issued share capital of HK$1.00. Currently, it has no de facto business in operation.

The controlling shareholder of ENN Energy is ENN Energy Holdings Limited (新奧能源控股有限公司, hereinafter “ENN Holdings”), a company listed on the Main Board of the Stock Exchange. The largest shareholder of ENN Holdings is ENN Group International Investment Limited which is registered in BVI by its Chairman Wang Yusuo (王玉鎖) and his spouse Zhao Baoju (趙寶菊) and holds approximately 30.11% shares in ENN Holdings. Based on the unaudited consolidated financial statements of ENN Holdings as of 30 June 2014, ENN Holdings had total assets of RMB36.58 billion, and net assets were RMB12.676 billion. Based on the audited consolidated financial statements of ENN Holdings as of 31 December 2013, the turnover of ENN Holdings was RMB22.966 billion and profit before tax was RMB2.76 billion for the financial year ended 31 December 2013.

21.	Changjiang Pension Insurance Co., Ltd. (長江養老保險股份有限公司)

Changjiang Pension Insurance Co., Ltd. (hereinafter “Changjiang Pension”) is a company with limited liability established in accordance with the laws of the PRC , with its registered address and principal place of business located at 7A-B, No.588, Pudong South Road, Shanghai. Its legal representative is Ma Li (馬力) and the registered capital is RMB787,609,889. The principal business is the provision of pension trustee, account management and investment management services. As of 30 June 2014, the size of pension funds managed under its trusteeship reached RMB44.685 billion (including enterprise annuity funds of RMB39.511 billion) , the pension funds investment and management under its trusteeship amounted to RMB49.001 billion (including enterprise annuity funds of RMB41.792 billion) and the total size of funds under its management amounted to RMB93.686 billion.

The de facto controller of Changjiang Pension is China Pacific Insurance (Group) Co., Ltd. (中國太平洋保險(集團)股份有限公司). As of the end of 2013, China Pacific Insurance (Group) Co., Ltd. recorded total assets of RMB723.533 billion, and shareholders’ equity attributable to the parent company was RMB98.968 billion. Operating revenue of China Pacific Insurance (Group) Co., Ltd. in 2013 was RMB193.137 billion, and net profit attributable to shareholders of the parent company was RMB9.261 billion.

Changjiang Pension has 12 shareholders at present, including China Pacific Life Insurance Co., Ltd. (中國太平洋人壽保險股份有限公司) and Pacific Asset Management Co., Ltd. (太平洋資產管理有限責任公司), both are controlled by China Pacific Insurance (Group) Co., Ltd., Baosteel Group Corporation (寶鋼集團有限公 司) which is controlled by SASAC of the State Council, State Grid Yingda International Holdings Group Co. Ltd. (國網英大國際控股集團有限公司) which is controlled by State Grid Corporation (國家電網公司), Shanghai Airport Authority (上 海機場(集團)有限公司), Shanghai Eastbest International (Group) Co., Ltd. (上海東 浩蘭生國際服務貿易(集團)有限公司), Shanghai Automotive Industry Corporation (Group) (上海汽車工業(集團)總公司), Shenergy (Group) Co., Ltd. (申能(集團)有限 公司) and Orient International (Holding) Co., Ltd. (東方國際(集團)有限公司) which are controlled by SASAC of Shanghai Municipal Government, Shanghai Jin Jiang International Investment and Management Company Limited (上海錦江國際投資管 理有限公司) which is controlled by Jin Jiang International Holdings Company Limited (錦江國際(集團)有限公司), as well as Jiangnan Shipyard (Group) Co., Ltd. (江南造船(集團)有限責任公司) and Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. (滬東中華造船(集團)有限公司) which are controlled by China State Shipbuilding Corporation (中國船舶工業集團公司).

22.	China Deyuan Capital (Hong Kong) Limited (中國德源資本(香港)有限公司)

China Deyuan Capital (Hong Kong) Limited (hereinafter “Hong Kong Deyuan”) is a limited company established in accordance with the Companies Ordinance of Hong Kong, with its principal place of business at 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Its ultimate beneficial controller and sole director is Mr. Zhu Xinli (朱新禮). As of the date of this announcement, the number of shares in issue of Hong Kong Deyuan is one share with a total amount of HK$1.

Hong Kong Deyuan and its parent company Huiyuan International Holdings Limited (匯源國際控股有限公司, hereinafter “Huiyuan Holdings”) are principally engaged in investment holding, and Huiyuan Holdings indirectly holds more than 50% equity interest in a listed company China Huiyuan Juice Group Limited (中國匯源果汁集團 有限公司, hereinafter “Huiyuan”). As of 31 December 2013, the audited total assets of Huiyuan were RMB17.21 billion, net assets were RMB10.72 billion, the audited operating revenue in 2013 was RMB4.50 billion and net profit was RMB230 million.

23.	China Life Insurance Company Limited (中國人壽保險股份有限公司)

China Life Insurance Company Limited (hereinafter “China Life”) is a joint-stock company with limited liability established under the laws of the PRC. Its registered address and principal place of business is at 16 Financial Street, Xicheng District,

Beijing, and its registered capital is RMB28.265 billion. Its principal business is the provision of related services of life insurance, health insurance and accident insurance and other businesses including investments and controlling shareholdings in insurance companies and utilization of funds allowed by the relevant policies. China Life Insurance (Group) Company (中國人壽保險(集團)公司) is the controlling shareholder of China Life, holding 68.37% of the share capital of China Life.

As of the end of 2013, total assets of China Life were RMB1,972.941 billion, net assets were RMB222.585 billion; its operating revenue in 2013 was RMB423.613 billion and its net profit was RMB25.008 billion.

24.	China Shuangwei Investment Corporation (中國雙維投資公司)

China Shuangwei Investment Corporation (hereinafter “Shuangwei Investment”) is a wholly state-owned company established in accordance with the PRC laws. Its place of registration is located at 9 Guangwai Avenue, Xuanwu District, Beijing and the principal place of business is at 5/F, North Tower, Xinmao Building, 15 Financial Street, Xicheng District, Beijing. Its legal representative is Hao Heguo (郝和國). Its registered capital is RMB20 billion, and its principal businesses include investments in new energy, energy-saving and environment protection projects and asset management; investments in coal projects; investments in coal chemical projects and research and development of products; investment and operation of railway, highway and port logistic projects; investment and operation of power plant projects; investment and operation of materials for cigarette projects, and capital management. The sole shareholder of Shuangwei Investment is China Tobacco Corporation (中國煙草總公司).

As of 31 December 2013, Shuangwei Investment had total assets of RMB32.2 billion and net assets of RMB31.92 billion. Its operating revenue for 2013 was RMB452 million and net profit was RMB389 million.

25.	China Post Life Insurance Company Limited (中郵人壽保險股份有限公司)

China Post Life Insurance Company Limited (hereinafter “China Post Insurance”) is a joint-stock company with limited liability established in accordance with the PRC laws. Its place of registration is at 6/F, Tower B, Jinding Building, A3 Financial Street, Xicheng District, Beijing. Its legal representative is Liu Mingguang (劉明光) and its registered capital is RMB6.5 billion. Its business scope covers various types of personal insurance business, such as life insurance, health insurance and personal accident insurance; re-insurance business of the above-mentioned business; insurance funds investment business permitted by the national laws and regulations; and other businesses approved by CIRC.

As of the end of June 2014, total assets of China Post Insurance were close to RMB65 billion. As of the end of 2013, total assets of China Post Insurance were RMB51.067 billion, net assets were RMB3.087 billion; operating revenue for 2013 was RMB24.066 billion and net profit was RMB-167 million. The de facto controller of China Post Insurance is China Post Group Corporation (中國郵政集團公司).

As of the date of this announcement, the above investors confirmed that all investors and their substantial shareholders or de facto controllers: (1) currently are not connected parties of Sinopec Corp. under the Listing Rules, (2) will not become connected parties of Sinopec Corp. as a result of the Capital Injection, and (3) are not among the top five suppliers or customers of Sinopec Corp. in 2013.

(2)	Subscription of Capital Injection

According to the Capital Injection Agreement, the subscription of Marketing Co.’s new registered capital by each investor is as follows:

(Unit: RMB million)

No.	Name(s) of Investors	Registered capital subscribed	Subscription amount	Percentage of shareholding in Marketing Co. held
1.	Beijing Longhui Investment Management Ltd.	120	1,500	0.420%
2.	Bohai Harvest RST (Shanghai) Equity Investment Fund L.P. (LLP Company)	480	6,000	1.680%
3.	Changjiang Pension Insurance Co., Ltd.	400	5,000	1.400%
4.	CICC Evergreen Fund, L.P.	206	2,575	0.721%
5.	Concerto Company Ltd.	114	1,421	0.398%
6.	Foreland Agents Limited	97	1,218	0.341%
7.	ICBC Credit Suisse Investment Management Co., Ltd.	160	2,000	0.560%
8.	Huaxia Solar Development Limited	32	400	0.112%
9.	HuaXia SSF1 Investors Limited	620	7,750	2.170%
10.	Harvest Fund Management Co., Ltd.	400	5,000	1.400%
11.	Harvest Capital Management Co., Ltd.	800	10,000	2.800%
12.	Kingsbridge Asset Holding Ltd	288	3,600	1.008%
13.	New Promise Enterprises Limited	272	3,402	0.953%
14.	Pingtao (Hong Kong) Limited	172	2,153	0.603%
15.	Qingdao Goldstone Zhixin Investment Centre (Limited Partnership)	120	1,500	0.420%

No.	Name(s) of Investors	Registered capital subscribed	Subscription amount	Percentage of shareholding in Marketing Co. held
16.	Qianhai Golden Bridge Fund I LP	800	10,000	2.800%
17.	Shenzhen PICC Tencent Munsun Energy Investment Fund L.P. (LLP Company)	800	10,000	2.800%
18.	Sino Life Insurance Co., Ltd.	440	5,500	1.540%
19.	Tianjin Jiaxing Commercial Investment Center (Limited Partnership)	194	2,425	0.679%
20.	ENN Energy China Investment Limited	320	4,000	1.120%
21.	Cinda Sino-Rock International Energy Company Limited	492	6,150	1.722%
22.	China Deyuan Capital (Hong Kong) Limited	240	3,000	0.840%
23.	China Life Insurance Company Limited	800	10,000	2.800%
24.	China Shuangwei Investment Corporation	80	1,000	0.280%
25.	China Post Life Insurance Company Limited	120	1,500	0.420%
	Total	8,567	107,094	29.99%

III.	INFORMATION ON THE CAPITAL INJECTION

(1)	Basic Information on Marketing Co.

Established in 1985, Marketing Co. is principally engaged in the purchasing, allotment, distribution, settlement and optimization of refined oil products (gasoline, diesel and jet fuel) resources produced by Sinopec Corp. and its affiliates.

In April 2014, Sinopec Corp. commenced the reorganization of its marketing business, and injected all the 31 provincial subsidiaries and their long-term equity investments as well as all businesses, assets, personnel of Sinopec Fuel Oil Sales Corporation Limited, Sinopec (Hong Kong) Limited, and Sinopec (Hong Kong) Aviation Fuel Limited into Marketing Co..

After the completion of the internal restructuring, Marketing Co. has a registered capital of RMB 20 billion as a limited liability company (wholly-owned by its legal person) and is 100% owned by Sinopec Corp. Its business scope includes storage and logistics, retail sales, direct sales and distribution of petroleum products such as refined oil, natural gas and fuel oil, etc., as well as development and operation of non-fuel business (such as convenience stores and car services, etc.).

(2)	Business Overview

Unless otherwise specified, the business performance information of Marketing Co. in 2013, the four months ended 30 April 2013 and the four months ended 30 April 2014 are calculated post-reorganization on a pro forma basis, and the relevant operational information is as follows:

	For the four months ended 30April 2014	For the four months ended 30 April 2013	2013

Total sales volume of refined oil products (million tonnes)	57.55	57.29	179.79
Total domestic sales volume of refined oil products (million tonnes)	52.90	52.95	165.22
Retail sales (million tonnes)	36.94	36.27	113.32
Total number of service and CNG/LNG stations under Sinopec brand	30,233	30,555	30,351
Self-operated stations	30,220	30,542	30,338
Total sales volume of natural gas (billion cubic meters)	0.436	0.294	1.003
Transaction amount from non-fuel business (RMB billion)	4.757	4.302	13.287

1.	Refined oil products sales business

Marketing Co. has adopted a business model of purchasing refined oil products from Sinopec Corp. and third parties, and conducting retail and direct sales and distribution of refined oil products to domestic and international customers through its retail and distribution network.

Marketing Co. enjoys a dominant position in the domestic refined oil products sales market:

•
Largest oil products supplier in China: in 2013, the total sales volume of refined oil products of Marketing Co. reached 180 million tonnes, of which domestic sales were 165 million tonnes, representing a market share of over 60%;

•
Most extensive domestic refined oil products retail and distribution network: as of the end of 2013, Marketing Co. owned a total of 30,351 service stations and CNG/LNG stations under the Sinopec brand, of which 30,338 are self-operated.

•
Extensive refined oil products storage and logistic facilities: as of the end of 2013, Marketing Co. had a total length of 10,108 kilometers of pipelines in operation and owned 393 oil depots with a total storage capacity of 15.64 million cubic meters; and

•	Large base of loyal customers across China: as of the end of 2013, a total of 108 million Sinopec fuel cards have been issued to approximately 80 million card holders.

2.	Non-fuel business

Leveraging its nationwide retail network, Marketing Co. engages in the development of its non-fuel business, which is currently primarily comprised of convenience store operation, an e-commerce platform (“EJoy365.com”), car services, and advertising etc. As of the end of 2013, Marketing Co. owned 23,431 convenience stores operating under the “Easy Joy” brand. In 2013 and the four months ended 30 April 2014, the transaction amount from of the non-fuel business reached RMB 13.287 billion and RMB 4.757 billion, respectively.

(3)	Financial Data

PricewaterhouseCoopers Zhong Tian LLP has audited the financial statements of Marketing Co. (post-reorganization) for the four months ended 30 April 2014 and the year ended 31 December 2013, prepared under PRC Accounting Standards for Business Enterprises, and issued the standard unqualified audit report.

In 2013, Marketing Co. generated operating income of RMB 1,498.6 billion, with RMB 25.1 billion of net profit attributable to equity holders of Marketing Co.; for the four months ended 30 April 2014, it generated operating income of RMB 476.4 billion, with RMB 7.7 billion of net profit attributable to equity holders of Marketing Co..

The relevant financial information is as follows:

1.	Key consolidated income statement items for the four months ended 30 April 2014 and for the year ended 31 December 2013

Unit: RMB million

		For the four months ended 30April 2014	2013

Operating income		476,424	1,498,628
Less:	Operating costs	447,719	1,410,128
	Sales taxes and surcharges	735	2,508
	Selling expenses	11,537	35,919
	Administrative expenses	4,839	14,395
	Financial expenses — net	218	975
	Asset impairment (reversals) / losses	(16)	75
Add:	Investment income	378	991
	of which, investment income from associates and JVs	252	794

Operating profit		11,770	35,619
Add:	Non-operating income	200	512
Less:	Non-operating expenses	903	1,151

Profit before taxation		11,067	34,980
Less: Income tax expense		3,021	9,035

Net profit		8,046	25,945
	Attributable to equity holders of Marketing Co.	7,705	25,056
	Minority interests	341	889

2.	Key consolidated balance sheet items at 30 April 2014 and 31 December 2013

Unit: RMB million

	At 30 April 2014	At 31 December 2013

Current assets
Cash at bank and on hand	5,051	2,890
Bills receivable	2,975	2,772
Accounts receivable	11,592	8,401
Prepayments	1,234	1,464
Other receivables	51,959	39,714
Inventories	51,609	53,659
Non-current assets due within one year	755	443
Other current assets	1,237	4,816

Total current assets	126,412	114,159

Non-current assets
Financial assets available for sale	99	82
Held-to-maturity investments	6	6
Long-term equity investments	11,536	11,637
Fixed assets	100,391	103,247
Construction in progress	39,760	42,339
Intangible assets	51,210	47,939
Goodwill	853	853
Long-term deferred expenses	8,467	8,288
Deferred tax assets	1,115	1,218
Other non-current assets	1,909	1,665

Total non-current assets	215,346	217,274

Total assets	341,758	331,433

	At 30 April 2014	At 31 December 2013

Current liabilities
Short-term loans	4,757	2,497
Bills payable	681	22
Accounts payable	32,500	33,525
Advances from customers	66,942	70,048
Employee benefits payable	1,071	267
Taxes payable	4,503	4,664
Other payables	165,265	162,583
Non-current liabilities due within one year	340	366
Other current liabilities	—	139

Total current liabilities	276,059	274,111

Non-current liabilities
Long-term loans	12	340
Provisions	59	58
Deferred tax liabilities	243	217
Other non-current liabilities	980	861

Total non-current liabilities	1,294	1,476

Total liabilities	277,353	275,587

Total equity
Paid-in capital	20,000	1,700
Capital reserve	18,131	25,216
Surplus reserves	15,646	15,646
Retained earnings	5,345	8,010
Specific reserve	917	727
Foreign currency translation differences	(1,245)	(1,369)

Total equity attributable to equity holders of Marketing Co.	58,794	49,930

Minority interests	5,611	5,916
Total equity	64,405	55,846

Total liabilities and equity	341,758	331,433

3.	Key consolidated cash flow statement items for the four months ended 30 April 2014 and for the year ended 31 December 2013

Unit: RMB million

	For the four months ended 30 April 2014	2013

1. Cash flow from operating activities
Sub-total of cash inflows	559,132	1,788,449
Sub-total of cash outflows	(547,459)	(1,739,978)
Net cash flow from operating activities	11,673	48,471
2. Cash flow from investing activities
Sub-total of cash inflows	5,166	4,087
Sub-total of cash outflows	(15,732)	(48,114)
Net cash flow from investing activities	(10,566)	(44,027)
3. Cash flow from financing activities
Sub-total of cash inflows	17,955	65,884
Sub-total of cash outflows	(16,909)	(70,055)
Net cash flow from financing activities	1,046	(4,171)
4. Effects of changes in foreign exchange rate	(27)	96
5. Net increase / (decrease) in cash and cash equivalents	2,126	369
Add: Cash balance at the beginning of the year	2,879	2,510
6. Cash balance at the end of the year / period	5,005	2,879

(4)	Pricing for the Capital Injection and Analysis on its Fairness and Reasonableness

The Capital Injection was administered with impartiality, fairness, openness and transparency. The company conducted multiple rounds of selection and competitive negotiation, allowing potential investors to value the Marketing Co. independently and to submit non-binding and binding offers based on the process. Sinopec Corp. and Marketing Co. jointly established an independent evaluation committee comprising of independent directors, external supervisors and internal and external experts to conduct review and screening of the potential investors. The committee considered the offering price and the proposed investment amount of each potential investor and gave priority to strategic investors, domestic investors, and investors who can bring benefits to the general public of China before making decisions etc. Based on consideration and evaluation by the committee, Sinopec Corp. and Marketing Co. chose and determined the final investors. According to the subscription amount and the shareholding percentage held by the investors, the equity value of the Sinopec Marketing Co. is RMB 357.094 billion.

The settlement price of the Capital Injection represents premium of more than 20% on top of the book value of the Marketing Co. The premium is mainly due to the superior brand, paralleled nationwide retail and distribution network, customer base, resources and other competitive strengths of the Marketing Co.. Investors are particularly optimistic about the outlook of future business development of Marketing Co.. They agreed on its future development plan and strong growth potential, and are willing to actively participate in its business operation and to develop long-term strategic partnerships to realize win-win situation through the Capital Injection.

IV.	MAIN TERMS OF THE CAPITAL INJECTION AGREEMENT AND PERFORMANCE ARRANGEMENT

(1)	Major Terms of the Capital Injection Agreement

On 12 September 2014, Marketing Co. and all Investors signed the Capital Injection Agreement which was established with effect from the date of signing. The major terms of the Capital Injection Agreement are as follows:

1.
It is proposed that Investors will subscribe for the increased registered capital of Marketing Co. by cash totaling RMB107.094 billion (including the equivalent amount in US dollars). Following the satisfaction or exemption of the settlement conditions precedent (including but not limited to the signing of transaction documents, obtaining the approval from the Ministry of Commerce, laws and regulations which do not prohibit the capital increase, the issuance of the relevant letter of guarantee and/or letter of undertaking, the issuance of legal opinions by lawyers; for Investors who are insurance institutions, the settlement of these Investors is also subject to their failure to receive a notice from CIRC restricting/preventing them from participating in the Capital Injection etc.), Marketing Co. will provide a notice for conditions precedent being satisfied to each and every Investors, and on the tenth working day thereafter or other date as agreed by all parties in writing (hereinafter referred to as the “Settlement Date”), each and every Investors shall pay the capital increase price in full to Marketing Co. An Investor shall pay liquidated damages equivalent to 0.05% of the subscription price to Marketing Co. for late payment per day. For late payment exceeding ten working days after the settlement date, or in the event of delay in payment, no reasonable written explanations are provided to Marketing Co. and no commitment is made for determining the exact payment date, Marketing Co. is entitled to issue a written notice to such investor to terminate its subscription right of the Investor for the Capital Injection of Marketing Co. under the “Capital Injection Agreement”.

2.
Marketing Co. shall deliver to each investor a photocopy of the register of members in which the investor has been registered as a shareholder and the amount of registered capital subscribed by and the shareholding of the Investor are consistent with those stipulated in the “Capital Injection Agreement” and the capital contribution certificate recording the amount contributed by the Investor during the Capital Injection on the Settlement Date, and submit the application document for the change of business registration in connection with the Capital Injection to the administration bureau for industry and commerce as soon as possible after receiving the full payment of the capital increase price and use its best efforts to obtain the business license for the change within thirty days from the date of receiving the full payment of the capital increase price.

3.
Investor termination fee: Under the following two circumstances, Marketing Co. shall be entitled to terminate the rights and obligations of the relevant Investor under the Capital Injection Agreement and require the Investor to pay 3% of the capital increase price payable by the Investor as termination fee: (1) the Investor fails to pay the capital increase price on time (for group investors, if some group members fail to pay the capital increase price, other group members who have made payment on time still have the right to continue the transaction. However, if the unpaid portion exceeds 50% of the capital increase price allocated to such group investor, Marketing Co. has the right to terminate the rights and obligations of the group investor under the Capital Injection Agreement); or (2) the Investor fails to sign a new transaction document in accordance with Item 5 below.

4.
Marketing Co. termination fee: Under the following two circumstances, Marketing Co. is required to pay 3% of the capital increase price payable by the relevant Investor to the Investor as termination fee: (1) After making payment by the Investor, Marketing Co. refuses to provide the investor with the capital contribution certificate; or (2) Marketing Co. fails to sign a new transaction document in accordance with Item 5 below.

5.
New transaction document signing: If Marketing Co. terminates the Capital Injection Agreement due to some Investors’ failure to make payment within the time limit, Marketing Co. and other Investors who have made payment have the obligation to re-sign new transaction documents in accordance with the existing conditions and terms so that Marketing Co. can apply to the Ministry of Commercefor an approval certificate showing the updated shareholder information and complete the procedure for the change of business registration. However, if the total amount of investments subscribed by the Investor(s) whose rights and obligations have been terminated accounts for more than 50% of the total investment amount, whether to sign a new transaction document shall be separately negotiated by the relevant parties.

6.
Any party to the Capital Injection Agreement shall bear the corresponding responsibility according to the extent of its breach, including but not limited to terminating the right of a particular investor to contribute capital to Marketing Co. under the Capital Injection Agreement, payment of damages, liquidated damages and termination fee etc. (1) If a party to the agreement suffers losses due to false representations and warranties, the defaulting party shall bear the responsibility of compensation only if the actual loss exceeds 5% of the capital increase price payable by the corresponding Investor and the defaulting party only bears the responsibility of compensation within the scope where 5% of the capital increase price is exceeded; (2) the maximum total compensation for damage shall not exceed 50% of the capital increase price payable by the corresponding Investor.

(2)	Ability of Investors to perform the Agreement

To ensure Investors have the ability to perform the relevant obligations such as payment of the capital increase price under the Capital Injection Agreement, the Capital Injection Agreement stipulates that (i) each Investor shall guarantee that it has a legal source of funds sufficient for settlement; and (ii) if the Investor is a special purpose vehicle established specifically for the Capital Injection, when signing the Capital Injection Agreement, it has procured effective guarantees from capable guarantors, and if circumstances so require, its shareholders or capable third parties shall provide effective guarantees for its equity and debt financings; and (iii) each of the Investors is required to retain lawyers to issue legal opinions in respect of its capital contribution to Marketing Co. for not violating the relevant laws and regulations.

Directors of Sinopec Corp. believe that the above arrangements may better guarantee Investors in paying the capital increase price to Marketing Co. as stipulated in the agreement.

V.	OTHER ARRANGEMENTS

Sinopec Corp. and Investors have agreed to the following in connection with the equity interest of Marketing Co.: (1) When Marketing Co. increases its registered capital in the future, all shareholders are entitled to the pre-emptive right in proportion to their shareholdings. (2) Within 3 years after the completion of the Capital Injection, Investors are not allowed to transfer or pledge the equity interest of Marketing Co. without the consent in writing of Sinopec Corp., other than transfers to related parties and pledges with banks for financing. (3) 3 years after the completion of the capital injection, in the event that Marketing Co. has not been listed, and if Investors transfer their equity interest in the company, Sinopec Corp. shall be entitled to the pre-emptive right. (4) In any case, Investors are not allowed to transfer their equity interest in the company to major competitors of Marketing Co. (companies that have more than 500 service stations in China) without the consent in writing from Sinopec Corp. (5) Investors are not allowed to transfer shares of Marketing Co. held by them within 1 year after the completion of the listing of Marketing Co. (6) If the de facto controller of an Investor changes to a major competitor of Marketing Co., Sinopec Corp. is entitled to purchase the equity interest held by the Investor in Marketing Co. at the appraised value determined by an appraiser retained on its own. (7) Within 3 years after the completion of the Capital Injection and before listing, if the price for additional increased registered capital of Marketing Co. is lower than this capital increase price, Investors shall be entitled to anti-dilution rights. (8) If Sinopec Corp. transfers its equity interest in Marketing

Co., Investors are not entitled to the pre-emptive right. However, if Sinopec Corp. transfers its equity interest in Marketing Co. at a price lower than the capital injection price within the lock-up period before listing, Investors are entitled to the pre-emptive right. Before the listing of Marketing Co., the shareholding of Sinopec Corp. in Marketing Co. shall be no less than 51%.

The completion of the Capital Injection will not give rise to new connected transactions between Investors and Sinopec Corp. or competition among peers. All Investors are third parties independent of the Company and its connected persons.

For details of the use of the capital increase price, please refer to the “Progress Update Announcement of the Restructuring of Sinopec’s Marketing Business” disclosed on the website of the Stock Exchange by Sinopec Corp. on 30 June 2014.

VI.	THE PURPOSE OF THE CAPITAL INJECTION AND ITS IMPACT ON SINOPEC CORP.

For details of the purpose of the Capital Injection, please refer to the “Progress Update Announcement of the Restructuring of Sinopec’s Marketing Business” disclosed on the website of the Stock Exchange by Sinopec Corp. on 30 June 2014.

After completion of the Capital Injection, Marketing Co. will remain a subsidiary of Sinopec Corp., its financial statements will continue to be consolidated into the financial statements of Sinopec Corp.

The Capital Injection has the following effects on the Company’s marketing business: through the introduction of external capital, Marketing Co. intends to promote and optimize the modern enterprise system, to strengthen its operational system and management mechanism in a market-oriented manner, to facilitate the business innovation and vitality, to enhance competitiveness and sustainability of the enterprise. The Capital Injection will help Marketing Co. accelerate the exploration on new businesses and fully leverage its brand, networks, customer base, resources and utilize the support of its developing big data system. Marketing Co. will continue to optimize its refined oil products sales business and develop businesses such as convenience stores, car services, car networking platform, O2O, financial services and advertising etc. Marketing Co. will gradually provide a comprehensive range of integrated services to achieve cross-promotion and a higher degree of interaction between its refined oil product business and non-fuel business, build the trust of consumers and satisfy the needs of the general public as a lifestyle services provider.

The Capital Injection has the following effects on Sinopec Corp.: the enterprise value of Sinopec Corp. can be further enhanced through a thorough value discovery of Marketing Co. The asset-liability structure of Sinopec Corp. will continue to be optimized as a result of the introduction of external capital. Sinopec Corp. can capitalize on the Investors’ advanced ideas and experiences through various strategic partnerships. The market-oriented reform of Marketing Co. will enable Sinopec Corp. to further improve its market-oriented reform in corporate governance and the management mechanism, thus enhance the overall competitiveness of the enterprise.

For approval, settlement and changes in investors’ information in connection with the Capital Injection, the Company will perform its subsequent disclosure obligation in a timely manner in accordance with the relevant regulations.

LISTING RULES IMPLICATION

The Directors (including the independent non-executive directors) are of the view that the Capital Injection Agreements and the transactions contemplated thereunder are on normal commercial terms, which are fair and reasonable and are in the best interest of the Company and its shareholders as a whole.

None of the Directors has a material interest in the transactions contemplated under the Capital Injection Agreement, or was required to abstain from voting in respect of resolutions at the Board of Directors relating to the Capital Injection Agreement and the transactions contemplated thereunder.

Upon completion of the Capital Injection, the equity interest of the Company in Marketing Co. will change from 100% to 70.01%, which constitutes a deemed disposal under Rule 14.29 of the Listing Rules. As one or more of the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules in respect of the Capital Injection exceed 5% but are below 25%, the entry of the Capital Injection Agreement constitute a discloseable transaction for the Company and is subject to the reporting and announcement requirements under the Listing Rules.

PRINCIPAL BUSINESS ACTIVITIES OF SINOPEC CORP.

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sales, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and other chemical products, and other commodities and technologies; and research, development and applications of technologies and information.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“Board” or “Board of Directors”	the board of Directors of Sinopec Corp.

“BVI”	British Virgin Islands

“Capital Injection”
the proposed subscription for 29.99% shareholding interest in Marketing Co. for an aggregate amount of RMB107.094 billion in cash (including amount in U.S. dollar equivalent) by the Investors pursuant to the Capital Injection Agreement

“Capital Injection Agreement”	Capital Injection Agreement relating to Sinopec Marketing Company Limited (《關於中國石化銷售有限 公司之增資協議》) dated 12 September 2014 entered into between Marketing Co. and the Investors

“CIRC”	China Insurance Regulatory Commission

“Company”	Sinopec Corp.

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Marketing Co.”	Sinopec Marketing Co., Ltd. (中國石化銷售有限公司), company incorporated in the PRC with limited liability which is currently a wholly owned subsidiary of the Company

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan

“SASAC”	Stated Owned Assets Supervision and Administration Commission

“Sinopec Corp.”	China Petroleum & Chemical Corporation (中國石油化 工股份有限公司), a joint stock company incorporated in the PRC with limited liability

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

12 September 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#     Executive Director
*     Non-executive Director
+     Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: September 15, 2014